SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

PORTUGAL TELECOM, SGPS, S.A.

Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Lisbon, Portugal, December 27, 2002 - Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) today announced that Telesp Celular Participações S.A. ("TCP"), its mobile subsidiary in Brazil, now owns indirectly the total share capital of Global Telecom, S.A. ("GT"), the B-band mobile telephony operator in the states of Paraná and Santa Catarina.

TCP indirectly owned 83% of GT's share capital since February 6, 2001, represented by 49% of the common shares and 100% of the preferred shares of the holding companies that control GT.

The acquisition of the remaining 17% of GT's share capital was done under the terms of the Purchase and Sale of Shares Agreement entered on January 13, 2001, by the purchase of the remaining 51% of the common shares of the holding companies that control GT, after the approval of the Brazilian regulator - Anatel.

The acquisition of the remaining 17% of GT's share capital amounted to approximately US$ 82 million.

This information is also available on PT's website www.telecom.pt.

Contact:	Vitor J. Sequeira, Investor Relations Director vitor.j.sequeira@telecom.pt Portugal Telecom Tel.: +351.21.500.1701 Fax: +351.21.355.6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg and under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2002

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.